October 9, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549-3628

Attn:	Donald E. Field

Re:	Equillium, Inc. (the “Company”) – Request for Acceleration

Registration Statement on Form S-1 (File No. 333-227387)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as representatives of the several underwriters of the Company’s proposed public offering of common shares, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, as amended, requesting effectiveness for 4:45 p.m. Eastern Time on October 11, 2018, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have distributed approximately 2,571 copies of the Company’s Preliminary Prospectus dated October 2, 2018 through the date hereof to underwriters, dealers, institutions and others.

We, the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters that they have complied and will continue to comply, with the provisions of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

Jefferies LLC
Leerink Partners LLC
Stifel, Nicolaus & Company, Incorporated

As representatives of the several Underwriters

By: Jefferies LLC

By:	/s/ Michael Brinkman
Name:	Michael Brinkman
Title:	Managing Director

By: Leerink Partners LLC

By:	/s/ Stuart Nayman
Name:	Stuart Nayman
Title:	Managing Director

By: Stifel, Nicolaus & Company, Incorporated

By:	/s/ Nathan Thompson
Name:	Nathan Thompson
Title:	Director

[Signature Page to Acceleration Request Letter]